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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                SCHEDULE 13D/A-7
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-L(A) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                                (Amendment No. 7)

                        Gyrodyne Company of America, Inc.
                        ---------------------------------
                                (Name of issuer)

                                  Common Stock
                        ---------------------------------
                         (Title of class of securities)

                                    403820103
                        ---------------------------------
                                 (CUSIP number)

                   Robert T. Needham, K Capital Partners, LLC
                                  75 Park Plaza
                           Boston, Massachusetts 02116
                                 (617) 646-7700
             -------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 August 8, 2001
                        ---------------------------------
             (Date of event which requires filing of this statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

       NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                 (Page 1 of 11)
--------------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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-------------------                                          -------------------
CUSIP NO. 403820103                 13D                      PAGE 2 OF 11 PAGES
-------------------                                          -------------------

--------------------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           K Capital Partners, LLC
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  |_|
                                                               (b)  |_|
--------------------------------------------------------------------------------
3.         SEC USE ONLY
--------------------------------------------------------------------------------
4.         SOURCE OF FUNDS*
           AF
--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)             |_|
--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
     NUMBER OF SHARES        7.       SOLE VOTING POWER                  209,350
BENEFICIALLY OWNED BY EACH   ---------------------------------------------------
   REPORTING PERSON WITH     8.       SHARED VOTING POWER                      0
                             ---------------------------------------------------
                             9.       SOLE DISPOSITIVE POWER             209,350
                             ---------------------------------------------------
                             10.      SHARED DISPOSITIVE POWER                 0
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           209,350
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                              |_|
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           18.72%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*
           OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP NO. 403820103                 13D                      PAGE 3 OF 11 PAGES
-------------------                                          -------------------

--------------------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Special K Capital Offshore Master Fund (U.S. Dollar), L.P.
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  |_|
                                                                    (b)  |_|
--------------------------------------------------------------------------------
3.         SEC USE ONLY
--------------------------------------------------------------------------------
4.         SOURCE OF FUNDS*
           WC
--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)             |_|
--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands
--------------------------------------------------------------------------------
     NUMBER OF SHARES        7.       SOLE VOTING POWER                   27,781
BENEFICIALLY OWNED BY EACH   ---------------------------------------------------
   REPORTING PERSON WITH     8.       SHARED VOTING POWER                      0
                             ---------------------------------------------------
                             9.       SOLE DISPOSITIVE POWER              27,781
                             ---------------------------------------------------
                             10.      SHARED DISPOSITIVE POWER                 0
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           27,781
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                              |_|
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           2.484%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP NO. 403820103                 13D                      PAGE 4 OF 11 PAGES
-------------------                                          -------------------

--------------------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           K Capital Offshore Master Fund (U.S. Dollar), L.P.
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  |_|
                                                                   (b)  |_|
--------------------------------------------------------------------------------
3.         SEC USE ONLY
--------------------------------------------------------------------------------
4.         SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)             |_|
--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands
--------------------------------------------------------------------------------
     NUMBER OF SHARES        7.       SOLE VOTING POWER                  181,569
BENEFICIALLY OWNED BY EACH   ---------------------------------------------------
   REPORTING PERSON WITH     8.       SHARED VOTING POWER                      0
                             ---------------------------------------------------
                             9.       SOLE DISPOSITIVE POWER             181,569
                             ---------------------------------------------------
                             10.      SHARED DISPOSITIVE POWER                 0
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           181,569
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                              |_|
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.236%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP NO. 403820103                 13D                      PAGE 5 OF 11 PAGES
-------------------                                          -------------------

--------------------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Harwich Capital Partners, LLC
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |_|
                                                                  (b)  |_|
--------------------------------------------------------------------------------
3.         SEC USE ONLY
--------------------------------------------------------------------------------
4.         SOURCE OF FUNDS*

           AF
--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)             |_|
--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
     NUMBER OF SHARES        7.       SOLE VOTING POWER                  209,350
BENEFICIALLY OWNED BY EACH   ---------------------------------------------------
   REPORTING PERSON WITH     8.       SHARED VOTING POWER                      0
                             ---------------------------------------------------
                             9.       SOLE DISPOSITIVE POWER             209,350
                             ---------------------------------------------------
                             10.      SHARED DISPOSITIVE POWER              0
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           209,350
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                              |_|
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           18.72%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP NO. 403820103                 13D                      PAGE 6 OF 11 PAGES
-------------------                                          -------------------

--------------------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Thomas Knott
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  |_|
                                                                    (b)  |_|
--------------------------------------------------------------------------------
3.         SEC USE ONLY
--------------------------------------------------------------------------------
4.         SOURCE OF FUNDS*

           AF
--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)             |_|
--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S. Citizen
--------------------------------------------------------------------------------
     NUMBER OF SHARES        7.       SOLE VOTING POWER                  209,350
BENEFICIALLY OWNED BY EACH   ---------------------------------------------------
   REPORTING PERSON WITH     8.       SHARED VOTING POWER                      0
                             ---------------------------------------------------
                             9.       SOLE DISPOSITIVE POWER             209,350
                             ---------------------------------------------------
                             10.      SHARED DISPOSITIVE POWER                 0
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           209,350
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                              |_|
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           18.72%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP NO. 403820103                 13D                      PAGE 7 OF 11 PAGES
-------------------                                          -------------------

--------------------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Abner Kurtin
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |_|
                                                                     (b)  |_|
--------------------------------------------------------------------------------
3.         SEC USE ONLY
--------------------------------------------------------------------------------
4.         SOURCE OF FUNDS*

           AF
--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)             |_|
--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S. Citizen
--------------------------------------------------------------------------------
     NUMBER OF SHARES        7.       SOLE VOTING POWER                  209,350
BENEFICIALLY OWNED BY EACH   ---------------------------------------------------
   REPORTING PERSON WITH     8.       SHARED VOTING POWER                      0
                             ---------------------------------------------------
                             9.       SOLE DISPOSITIVE POWER             209,350
                             ---------------------------------------------------
                             10.      SHARED DISPOSITIVE POWER                 0
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           209,350
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                              |_|
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           18.72%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP NO. 403820103                 13D                      PAGE 8 OF 11 PAGES
-------------------                                          -------------------

       This Amendment No. 7 ("Amendment No. 7") amends and supplements the Report on Schedule 13D, filed on June 14, 1999, as amended by Amendment No. 1 filed on August 13, 1999, Amendment No. 2 filed on November 5, 1999, Amendment No. 3 filed on December 2, 1999, Amendment No. 4 filed on January 21, 2000, Amendment No. 5 filed on July 13, 2001, and Amendment No. 6 filed on July 26, 2001 (collectively, the "Schedule 13D"). Capitalized terms used herein but not defined herein have the meanings ascribed thereto in the
Schedule 13D.

       This filing of Amendment No. 7 is not, and should not be deemed to be construed as, an admission that the Schedule 13D or that any amendment thereto is required to be filed or that any of the Reporting Persons are, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

ITEM 1.  SECURITY AND ISSUER.

       This Report on Schedule 13D relates to shares of common stock, par value $1.00 per share (the "Shares") of Gyrodyne Company of America, Inc. (the "Company"), whose principal executive offices are located at 102 Flowerfield Street, St. James, New York 11780.

ITEM 4.  PURPOSE OF TRANSACTIONS.

       The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

       On August 8, 2001, the Reporting Persons delivered a letter to the Chairman of the Board of Directors of the Company responding both to his letter of July 24, 2001 and to the meeting that occurred on July 31, 2001 between the Board of Directors and the Reporting Persons. The letter reiterated the Reporting Persons' interest in exploring the possibility of the Reporting Persons offering to acquire any or all of the outstanding shares of the Company for $19.00 per share in cash. In order to address the Board's concerns over the proposed issuance of zero coupon bonds, the Reporting Persons eliminated that aspect of its previous proposal and limited its proposed consideration to cash. The Reporting Persons' proposal would not be conditioned on any minimum number of shareholders accepting their offer. The proposal is subject to certain conditions referenced in the letter, a copy of which is attached as an exhibit hereto and incorporated herein by reference.

       Except as set forth above, the Reporting Persons have no present plans or intentions that would result in any of the matters required to be set forth in items (a) through (j) of Item 4 of Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       Except as reported in previous filings and as otherwise set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

-------------------                                          -------------------
CUSIP NO. 403820103                 13D                      PAGE 9 OF 11 PAGES
-------------------                                          -------------------


99.1 Letter dated August 8, 2001 from K Capital Partners, LLC to the Chairman of the Board of Gyrodyne Company of America, Inc.

-------------------                                          -------------------
CUSIP NO. 403820103                 13D                      PAGE 10 OF 11 PAGES
-------------------                                          -------------------

                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

       EXECUTED as a sealed instrument this 8th day of August, 2001.


                                    Special K Capital Offshore Master Fund
                                    (U.S. Dollar), L.P.

                                    By: /S/ ROBERT T. NEEDHAM
                                        ----------------------------------------
                                        K Capital Partners, LLC, General Partner
                                        By: Harwich Capital Partners, LLC,
                                            its Managing Member
                                        By: Robert T. Needham,
                                            its Chief Administrative Officer


                                    K Capital Offshore Master Fund
                                    (U.S. Dollar), L.P.

                                    By: /S/ ROBERT T. NEEDHAM
                                        ----------------------------------------
                                        K Capital Partners, LLC, General Partner
                                        By: Harwich Capital Partners, LLC,
                                            its Managing Member
                                        By: Robert T. Needham,
                                            its Chief Administrative Officer


                                    K Capital Partners, LLC

                                    By: /S/ ROBERT T. NEEDHAM
                                        ----------------------------------------
                                        Harwich Capital Partners, LLC,
                                        its Managing Member
                                        By: Robert T. Needham,
                                            its Chief Administrative Officer


                                    Harwich Capital Partners, LLC

                                    By: /S/ ROBERT T. NEEDHAM
                                        ----------------------------------------
                                        Robert T. Needham,
                                        its Chief Administrative Officer

-------------------                                          -------------------
CUSIP NO. 403820103                 13D                      PAGE 11 OF 11 PAGES
-------------------                                          -------------------


                                        /S/ THOMAS KNOTT
                                        ----------------------------------------
                                        Thomas Knott



                                        /S/ ABNER KURTIN
                                        ----------------------------------------
                                        Abner Kurtin